Exhibit 99.1

Vasta Platform Limited Announces
Appointment of New Independent Director

São Paulo, Brazil, July 29, 2021 – Vasta Platform Limited, or Vasta (Nasdaq: VSTA), announces today that it has appointed Estela Maris Vieira de Souza to its board of directors as an independent member and as chairwoman of the audit committee. She will fill the vacancy in the board of directors and audit committee due to the passing of Francisco Henrique Passos Fernandes.

Ms. Vieira is a full member of the audit committee of Track & Field, Localiza and Agência Brasileira Gestora de Fundos Garantidores e Garantias – ABGF. She is also a full member of the board of directors and audit committee of Infracommerce and full member of the Lojas Renner fiscal council. She was a full member of the Transportadora Sulbrasileira de Gás and PwC Brazil Board. Ms. Vieira holds a bachelor’s degree in Business Administration and Accounting Sciences, a MBA in Marketing in Services, a Master (Msc) in Accounting and Controllership, a MBA in Digital Business, and is a board member certified by the Instituto Brasileiro de Governança Corporativa (IBGC). Ms. Vieira started her career at PricewaterhouseCoopers (PwC) in August 1987, and from 2000 to 2018 she was audit partner. In January 2019 she elected to take early retirement from PwC. Over a period of 15 years, she was the lead PwC Brazil partner responsible for delivering professional services to the Technology, Communication, Entertainment and Media sector and she represented the region at the PwC Network level in her area of expertise.

About Vasta Platform Limited (Nasdaq: VSTA)

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill-set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

Investor Relations Contact:

Investor Relations

+55 11 3133 7311

ri@somoseducacao.com.br

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services;

(iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors.” Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.